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SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2010
WASH. D.C.
196
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plante Moran Insurance Agency Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield	Michigan	48037-0307
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta (248) 603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor D. Royston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plante Moran Insurance Agency Services, LLC, as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN E. HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

JUNE 30, 2010

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 _fax_

MEMBER AND BOARD OF DIRECTORS
PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

Independent Auditors' Report

We have audited the accompanying consolidated statement of financial condition of Plante Moran Insurance Agency Services, LLC and Subsidiary (the Company) as of June 30, 2010. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Plante Moran Insurance Agency Services, LLC and Subsidiary as of June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

August 20, 2010
Westlake, Ohio

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$ 770,622
RESTRICTED CASH	445
UNBILLED WORK IN PROCESS	670,415
DUE FROM RELATED PARY	2,250
TOTAL ASSETS	$ 1,443,732
LIABILITIES	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 58,751
DUE TO RELATED PARTY	192,989
TOTAL LIABILITIES	251,740
EQUITY	
EQUITY	1,191,992
TOTAL LIABILITIES AND EQUITY	$ 1,443,732

The accompanying notes are an integral part of this consolidated statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

1. ORGANIZATION

Plante Moran Insurance Agency Services, LLC (PMIA), a Michigan Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC), in the States of Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services and products to its clients. PMIA shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action. PMIA is considered an "other broker-dealer" by FINRA and uses Valmark Securities exclusively, a registered broker-dealer, as its clearing agent when placing variable insurance contracts on behalf of its clients. PMIA does not otherwise hold funds or securities for or owe money or securities to customers. PMIA is a wholly-owned subsidiary of P&M Holding Group, LLP.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Plante Moran Insurance Agency Services, LLC and PMIA II, LLC (PMIA II), a variable interest entity (VIE), collectively, the Company. Plante Moran Insurance Agency Services, LLC holds a 49% interest and is considered to be the primary beneficiary of PMIA II. All significant intercompany balances and transactions have been eliminated upon consolidation. The ownership interest in PMIA and the 49% ownership interest of PMIA II, is defined as PMIA Member.

PMIA II was formed for purposes of providing administrative and service bureau services to its members. As of June 30, 2010, PMIA II had total assets of $5,360. Included in consolidated assets are assets totaling $5,360 that represent collateral for obligations of PMIA II. Apart from that amount, creditors and beneficial holders of PMIA II have no recourse to the assets or general credit of Plante Moran Insurance Agency Services, LLC.

Basis of Presentation and Revenue Recognition

PMIA is engaged in a single line of business as a broker-dealer, which comprises several classes of services, such as comprehensive insurance consulting and planning on behalf of its clients and the purchase of individual life, disability and long-term care insurance and the placement of those products to meet clients' needs.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

PMIA has $445 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

PMIA is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, PMIA may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is PMIA's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of PMIA's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, PMIA's revenue stream does not rely on any one customer or group of customers.

PMIA had three customers that comprised approximately 71% of the unbilled work in process balance at June 30, 2010.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized insurance customer obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer and/or insurance companies. Payments of accounts receivable are allocated to the specific invoices identified on the customer's and/or insurance company's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. There is no allowance recorded as of June 30, 2010.

Unbilled Work in Process

Unbilled work in process consists primarily of commissions due on policies purchased by clients and consulting fees to be billed. Amounts are stated at estimated net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

PMIA is a Michigan Limited Liability Company and has elected to be treated as a single member LLC "partnership" for federal income tax purposes. Under this election, the taxable income or loss of PMIA is taxed directly to the member. Accordingly, PMIA records no provision for federal income taxes.

PMIA is subject to tax in the state of Michigan. PMIA files a consolidated unitary return with its parent company, P&M Holding Group, LLP. PMIA determines its share of the income tax expense based on its gross receipts. Accordingly, a current tax liability or asset is recognized for PMIA's estimated portion of taxes payable or refundable on the Michigan business tax (MBT) tax return. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting and operating loss and tax credit carryforwards, if any. PMIA has recognized a deferred tax liability recorded in accounts payable and accrued expenses of $6,500 as of June 30, 2010, as a result of the MBT.

PMIA II is a Michigan Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of PMIA II is taxed directly to its members. Accordingly, PMIA II records no provision for federal income taxes.

Effective July 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes, which require recognition of and disclosures related to uncertain tax positions. The adoption had no effect on the Company's equity. The Company is no longer subject to examination by federal and state taxing authorities prior to June 30, 2007.

Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

New Accounting Pronouncement

The FASB issued new guidance during 2009 that significantly changes the consolidation model for variable interest entities, and also affects qualified special purpose entities. There is no grandfathering of previous consolidation conclusions that were made under existing guidance. As a result of the new standard, the Company will need to re-evaluate all existing variable interest entities under the provisions of the new standard. This new standard will be effective for the first annual period beginning after November 15, 2009 and interim periods within that first annual period. Early application is prohibited. The Company is currently assessing the impact this new standard will have on its financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

3. RELATED PARTY TRANSACTIONS

PMIA entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (P&M, PLLC), a wholly owned subsidiary of P&M Holding Group, LLP, the single member of PMIA, whereby P&M, PLLC will provide general business management, administrative functions, financial management, support services, and the use of facilities for the benefit of PMIA. In addition, certain employee-related expenses, legal and other expenses were paid by P&M, PLLC on PMIA's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

At June 30, 2010, the due to related party consisted of the amount due to P&M, PLLC related to services under the Agreement. The amount due from related party relates to reimbursement for costs paid by PMIA on behalf of P&M, PLLC.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, PMIA is required to maintain a minimum net capital balance, as defined, under such provisions.

PMIA's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2010, PMIA had net capital of $520,022, which was $503,673 in excess of its required net capital of $16,349.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that PMIA maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2010, the ratio was 0.47 to 1.

5. EXEMPTION FROM RULE 15c3-3

PMIA acts as an "other broker-dealer" and does not otherwise hold funds or securities for or owe money or securities to customers. PMIA operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. RETIREMENT PLAN

PMIA participates in a 401(k) plan administered by P&M Holding Group, LLP. The plan covers substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

7. SELF-INSURANCE

PMIA participates in a self-insurance medical plan administered by P&M Holding Group, LLP covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse PMIA for health insurance costs to the extent that the average cost per staff for PMIA exceeds the average cost per staff for the participating self-insured group. PMIA has recorded an accrual of approximately $2,900 at June 30, 2010 for known claims and estimated claims incurred but not reported.

8. FOCUS FILING

The Company's annual audited financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and are required to be presented on a consolidated basis in accordance with accounting standards issued related to consolidation of variable interest entities (VIE). PMIA is also required to compose and submit Financial and Operational Combined Uniform (FOCUS) reports to the FINRA in accordance with SEC Rule 17a-5. PMIA's FOCUS reports are not prepared on a consolidated basis with its VIE (PMIA II). As a result, the equity of PMIA II has been deducted from equity in the net capital calculation. In addition, a non-allowable asset representing PMIA's equity investment in PMIA II has been included in the calculation of net capital on the FOCUS report. There is no increase to either PMIA's net capital or its minimum net capital requirement as a result of the consolidation.

focused.
experienced.
responsive.

PLANTE MORAN INSURANCE AGENCY SERVICES, LLC AND SUBSIDIARY

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2010

Cohen
Fund Audit Services